ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

2009 was a breakthrough year for Enterra.  Our continued focus on reducing our debt, improving operational and capital efficiencies and replacing reserves was rewarded with results that exceeded our expectations in a year of tremendous economic turmoil.  During the year we also established the groundwork for our transition to a growth oriented E&P corporation by making further adjustments to our business model and operational approach.

Since late 2007, we’ve been concentrating on improving our balance sheet, operating as effectively as possible and living within our cash flow.  By this time last year, we were able to report significant progress in all those areas.  During 2009 and early 2010, we have continued with that positive momentum in terms of our finances and our operations, but also with regard to several other key achievements.

•	Bank debt was reduced by 27% to $70.0 million in 2009 from $95.5 million at the end of 2008. This was achieved mainly through careful cost control and prudent cash management.

•
Despite a constrained capital expenditure program in 2009, our reserves bookings increased on a proved basis by 14 percent to 22.2 mmboe from 19.5 mmboe in 2008.  On a proved plus probable basis, our reserves increased by 16% in 2009 to 31.1 mmboe compared with 26.7 mmboe in 2008.  These increases were primarily due to the improved performance of our Oklahoma assets including the introduction of new marketing contracts which give direct recognition of natural gas liquids (NGLs) embedded in our gas production, an overall increase in the NGL yield at the field level, reduced operating costs and improved reservoir performance.

•	Finding and development costs and operating expenses were reduced during 2009 which strengthens Enterra’s financial position going forward.

•
Average production declined slightly to 9,878 boe/d in 2009 from 10,283 boe/d in 2008, mainly due to our decision to shut-in uneconomical natural gas production during Q3 2009.  This shut-in production remains behind pipe and is anticipated to be brought back on stream in Q2 2010.

•
We acquired land assets in both the Cardium trend in Alberta and the Circus Viola play in southern Oklahoma, and additional production and acreage in our key Hunton play in Oklahoma.  These acquisitions have substantially increased our prospect inventory and growth potential.

•	In January 2010, we announced our intention to convert to a growth oriented E&P corporation called Equal Energy Ltd. which we anticipate will be completed in Q2 2010.

All of this was accomplished in a year where oil prices opened below US$32/bbl and gas prices hit a seven year low below US$3/mmbtu in September.

Looking forward, we are excited to be seeking unitholder agreement and other regulatory approvals in May 2010 to convert from a trust into a corporation and we are using this event to relaunch Enterra as Equal Energy Ltd.  This name was chosen to represent the balanced approach that we take to asset development, financial responsibility and our strategic corporate direction.  Internally, we are continuing with the transition to a growth oriented E&P model.

Enterra entered 2008 with a balanced asset base with which to maintain production and grow reserves.  During 2009, we acquired several land assets and assembled additional prospect inventory.

We expanded our liquids-rich, natural gas resource play in the Hunton formation in Oklahoma by acquiring additional working interest in the operated production and purchasing additional land.  The Hunton play is a key asset representing more than 50 percent of our daily production, with low operating costs and compelling economics.  F&D costs are less than $9.00 per boe, reserves per well exceed 327,000 boe, and our recycle ratio is 2.2 times.  We have identified the potential for 120 drilling locations on one section spacing.  In 2010, we are planning six to 12 wells in the Hunton area starting midyear.  The scope of the Hunton play will be a profound contributor to Enterra’s long term growth.  A dozen new wells in this play have the potential to completely replace our produced reserves for the year.

Starting in Q3 2009, we began assembling land assets in the Cardium oil trend in west central Alberta which represents a new area for Enterra.  The Cardium formation, an arc-shaped clastic wedge extends over a 1,000 kilometres for Dawson Creek in northeast BC to the Canadian/U.S. border and includes numerous discovered fields.  These extensive tight oil reservoirs have been challenging to exploit economically with vertical wells tending to have low daily production levels.  More recently the application of horizontal drilling with multi-stage fracture stimulation have these tight rocks now yielding far higher initial and improved sustained production rates which is revitalizing the potential of the traditional areas and opening up new trends.  We are currently drilling the first of two horizontal wells on our Cardium land base and have up to 30 additional potential locations identified on our land and are continuing to acquire additional land to build our position.

We also acquired a 40 percent working interest in more than 12,000 acres in the Circus Viola oil prospect in southern Oklahoma.  This is another potential resource play that offers us significant growth opportunities and we drilled two well out of a possible four wells in 2010 and are currently determining the fracture stimulation program for these wells.

In addition to the opportunities represented by our Hunton, Cardium and Circus Viola plays, we have been re-evaluating our existing assets, to clearly delineate our prospect inventory and growth opportunities in other areas like our Viking, Dina and Pekisko oil plays for later in 2010 and beyond.

By the end of 2009, we had made important progress setting Enterra up for success as a growth oriented E&P corporation with significant opportunities defined for 2010 and beyond.

Personally, I’d like to thank my colleagues at Enterra as 2009 was a busy and productive year for the Trust.  Our positive results this year were delivered through hard work, passion and conviction.  I’d like to express my appreciation to our unitholders for their continued support; our units delivered excellent returns in 2009 and we believe we have the growth potential to deliver further upside.  And finally, I’d like to acknowledge the Board members for their guidance to the executive team during an important transitional year.

Sincerely,

Don Klapko
President and Chief Executive Officer
March 29, 2010

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the year ended December 31, 2009.  This MD&A should be read in conjunction with the consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2009 and 2008.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, March 25, 2010.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the New York Stock Exchange (ENT) and Enterra’s trust units and convertible debentures are listed on the Toronto Stock Exchange (ENT.UN, ENT.DB and ENT.DB.A).

Enterra’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production in 2009 was comprised of approximately 28% oil, 22% natural gas liquids (NGLs) and 50% natural gas.  As a result of new marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2010 production mix is expected to be about 29% oil, 25% natural gas liquids and 46% natural gas.

2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2007
FINANCIAL
Revenue before mark-to-market adjustment (1)	140,506	255,268	(45%)	233,828
Funds from operations (1)	46,645	107,345	(57%)	72,688
Per unit – basic (2) ($)	0.74	1.74		1.22
Per unit – diluted (2) ($)	0.74	1.70		1.22
Net income (loss)	(41,282)	7,061		(142,036)
Per unit – basic (2) ($)	(0.65)	0.11		(2.38)
Per unit – diluted (2) ($)	(0.65)	0.11		(2.38)
Total assets	462,272	587,018		599,790
Net debt (3)	35,955	52,389		168,209
Convertible debentures	114,863	113,420		111,692
Unitholders’ equity	219,046	294,416		219,184
UNITS OUTSTANDING
Units outstanding – basic (2) (000s)	63,358	61,661		59,766
Units outstanding – diluted (2) (000s)	63,358	63,012		59,766
Units outstanding at period end (2) (000s)	65,103	62,159		61,436
OPERATIONS
Average daily production
Oil (bbls per day)	2,779	3,660	(24%)	4,350
NGL (bbls per day)	2,156	96	100%	348
Gas (mcf per day)	29,657	39,162	(24%)	46,378
Total (boe per day)	9,878	10,283	(4%)	12,428
Exit production
Oil (bbls per day)	2,448	3,144	(22%)	3,595
NGL (bbls per day)	2,515	1,106	127%	357
Gas (mcf per day)	24,802	33,321	(26%)	45,031
Total (boe per day)	9,097	9,804	(7%)	11,457
Average sales price
Oil ($ per bbl)	62.86	92.57	(32%)	62.33
NGL ($ per bbl)	32.17	72.15	(55%)	55.69
Gas ($ per mcf)	4.75	8.98	(47%)	7.04
Cash flow netback (1) ($ per boe)
Revenue (4)	38.97	67.83	(43%)	49.34
Royalties	7.37	15.50	(52%)	10.00
Production expenses	10.88	14.61	(26%)	13.53
Transportation expenses	0.70	0.85	(18%)	0.66
Operating netback	20.02	36.87	(46%)	25.15
General and administrative	4.36	4.21	4%	4.50
Cash interest expense	2.66	4.04	(34%)	4.46
Other cash costs	0.06	0.10	(40%)	0.17
Cash flow netback	12.94	28.52	(55%)	16.02
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average units outstanding. See note 10 in Notes to Financial Statements.
(3)	Net debt is a non-GAAP term and includes total long-term debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(4)	Price received excludes unrealized mark-to-market gain or loss.

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues before mark-to-market adjustment	37,055	30,354	31,208	41,889	55,924	68,025	71,004	60,315
Funds from operations	11,803	8,366	8,561	17,915	23,636	27,865	31,588	24,256
Income (loss) before taxes	(8,930)	(13,259)	(23,823)	(12,864)	13,497	24,218	(16,366)	(9,457)
Net income (loss)	(8,939)	(9,462)	(14,383)	(8,498)	5,907	14,916	(11,855)	(1,907)
Net income (loss) per unit basic ($)	(0.14)	(0.15)	(0.23)	(0.14)	0.10	0.24	(0.19)	(0.03)
Net income (loss) per unit diluted ($)	(0.14)	(0.15)	(0.23)	(0.14)	0.09	0.23	(0.19)	(0.03)
Distributions declared per unit (US$)	-	-	-	-	-	-	-	-

The losses in 2009 are mainly due to the decrease in commodity prices for oil and natural gas.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008 resulting in an increase in net income for Q3 2008 and Q4 2008.  Enterra’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra has decreased long-term debt during the year to $70.0 million from $95.5 million at the beginning of the year through prudent cash management.  The current credit facility remains at $110.0 million.  This borrowing capacity in addition to the funds generated from operations, provides Enterra with sufficient flexibility to continue with its objective of proving up some of its recently acquired oil plays in the Cardium and Circus Viola prospects and also drilling in the liquids rich Hunton play in Oklahoma during 2010.

Average production in 2009 of 9,878 boe per day decreased compared to average production in 2008 of 10,283 boe per day.  The natural decline rates for Enterra’s wells and the shut-in of certain uneconomical wells due to low commodity prices were offset by limited drilling and a small acquisition last year and a new contractual recognition of NGLs in our Oklahoma production streams.  During Q3 2009, Enterra shut-in approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production is anticipated to be restored in Q2 2010 since there has been sustained improvement in the natural gas market and an interest in a processing facility has been purchased that will help lower Enterra’s processing costs for that area.  Enterra exited the year with sales volumes of approximately 9,097 boe per day which was down significantly compared to the Q4 2009 average production of 9,582 boe per day due to a severe winter storm that hit Oklahoma near the end of the year.

Enterra is now reporting NGL volumes and revenues separate from oil because they have become significant as a result of the benefits of the new marketing contracts becoming fully effective in May 2009.

Overall, oil prices received in 2009 decreased 32% to $62.86 per barrel from $92.57 per barrel in 2008.  NGL prices received in 2009 decreased 55% to $32.17 per barrel from $72.15 per barrel in 2008.  Natural gas prices received in 2009 decreased 47% to $4.75 per mcf from $8.98 per mcf in 2008.  Production expenses, excluding non-cash expenses, in 2009 decreased 25% to $10.88 per boe compared to $14.61 per boe in 2008.

G&A expenses were flat on dollar basis in 2009 but increased to $4.36 per boe compared to $4.21 per boe in 2008 on a per barrel basis due to lower production volumes in 2009.  Interest expenses decreased 34% to $11.5 million in 2009 compared to $17.5 million in 2008 due to the combined effect of lower average borrowings on bank facilities and the decline in interest rates.
The overall impact was that funds from operations in 2009 decreased by 57% to $46.6 million from $107.3 million in 2008, primarily as a result of lower commodity prices.  The loss in 2009 was $41.3 million compared to net income of $7.1 million from 2008.

SALES VOLUMES

Production
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Daily sales volumes – average
Oil (bbls per day)	2,530	3,544	(29%)	2,779	3,660	(24%)
NGL (bbls per day)	2,749	96	100%	2,156	96	100%
Natural gas (mcf per day)	25,815	38,329	(33%)	29,657	39,162	(24%)
Total (boe per day)	9,582	10,028	(4%)	9,878	10,283	(4%)

Daily sales volumes – exit rate
Oil (bbls per day)	2,448	3,144	(22%)	2,448	3,144	(22%)
NGL (bbls per day)	2,515	1,106	127%	2,515	1,106	127%
Natural gas (mcf per day)	24,802	33,321	(26%)	24,802	33,321	(26%)
Total (boe per day)	9,097	9,804	(7%)	9,097	9,804	(7%)

Sales volumes mix by product
Oil	26%	35%		28%	36%
NGL	29%	1%		22%	1%
Natural gas	45%	64%		50%	63%
	100%	100%		100%	100%

Average production for 2009 was 9,878 boe per day which is a decrease of 4% compared to 10,283 boe per day during 2008.  The overall decrease is mainly due to the shut-in of certain uneconomical wells during part of the year due to low commodity prices and natural decline rates offset by the additional wells drilled during the last year, the increased NGL volumes recognized from new marketing contracts in Oklahoma and additional production from the acquisition of additional working interests in certain Hunton properties.

Average production for Q4 2009 was 9,582 boe per day which is a decrease of 4% compared to 10,028 boe per day in Q4 2008.  The decrease in production is mainly due to the natural decline rates on Enterra’s wells and shut-in of certain uneconomical wells.  Q4 2009 production also decreased 3% compared to Q3 2009 production of 9,907 boe per day.

Average production during 2009 consisted of 2,779 bbls per day of oil, 2,156 bbls per day of NGL and 29,657 mcf per day of natural gas, resulting in a mix of 28% oil, 22% NGL and 50% natural gas.  Enterra exited 2009 with production of 9,097 boe per day.  As a result of new marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2010 production mix is expected to be about 29% oil, 25% natural gas liquids and 46% natural gas.

For 2009, Enterra drilled 4 (1.5 net) gas wells, 1 (1.0 net) salt water disposal well and 1 (1.0 net) dry hole.  Three of the four gas wells were drilled in Oklahoma with a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.

Production by Geographic Area
	Three months ended December 31, 2009		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil (bbls per day)	2,176	354	2,365	414
NGL (bbls per day)	90	2,659	81	2,075
Natural gas (mcf per day)	9,857	15,958	11,815	17,842
Total (boe per day)	3,909	5,673	4,415	5,463

Daily sales volumes - exit rate
Oil (bbls per day)	2,157	291	2,157	291
NGL (bbls per day)	83	2,432	83	2,432
Natural gas (mcf per day)	10,092	14,710	10,092	14,710
Total (boe per day)	3,922	5,175	3,922	5,175

Sales volumes mix by product
Oil	56%	6%	54%	8%
NGL	2%	47%	2%	38%
Natural gas	42%	47%	44%	54%
	100%	100%	100%	100%

Canadian Operations

For 2009, production in Canada of 4,415 boe per day was down 22% compared to 5,643 boe per day during 2008.  The decrease in production is due to the asset disposition program which occurred in the first half of 2008, natural decline rates and the shut-in of certain uneconomical wells during the year due to low commodity prices.  In the Ricinus area, the equivalent of 240 boe per day over the course of the year of natural gas production was shut-in due to low natural gas prices.

For the three months ended December 31, 2009, production in Canada of 3,909 boe per day was down 28% compared to Q4 2008 production of 5,445 boe per day due to natural declines rates and the shut-in of certain uneconomical wells due to low commodity prices including the Ricinus area.  Q4 2009 production decreased 7% from Q3 2009 production of 4,203 boe per day which is higher than normal decline rates mainly due to operational problems experienced at the Desan gas well sites that currently have been restored to normal producing levels.

U.S. Operations

For 2009, production in the United States of 5,463 boe per day was up 18% compared to 4,640 boe per day during 2008.  The increase in production is due to the effect of new marketing contracts for NGLs, the acquisition of additional working interest in certain Hunton properties and inclining production during the first half of the year from Hunton wells completed in late 2008 and early 2009.

For the three months ended December 31, 2009, production in the United States of 5,673 boe per day was 24% higher compared to Q4 2008 production of 4,583 boe per day.  The increase in production is mainly due to the recognition of NGL volumes due to the revised midstream contracts and the additional production from the acquisition of additional working interests in certain Hunton properties.  Q4 2009 production of 5,673 boe per day was similar to Q3 2009 production of 5,704 boe per day.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
WTI (US$ per bbl)	76.19	58.73	30%	61.80	99.65	(38%)
Average exchange rate: Cdn$ to US$1.00	1.06	1.21	(12%)	1.14	1.07	7%
WTI (Cdn$ per bbl)	80.76	71.06	14%	70.45	106.62	(34%)
Propane, Conway, KS (US$/bbl)	45.94	35.61	29%	33.90	58.86	(42%)
AECO daily index (Cdn$ per GJ)	4.26	6.34	(33%)	3.74	7.71	(51%)
NYMEX (US$ per mmbtu)	4.27	6.77	(37%)	4.04	8.93	(55%)

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Enterra receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Enterra’s variations in NGL price but cannot be used to estimate Enterra’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for 2009 decreased 38% to an average of US$61.80 per bbl WTI from US$99.65 per bbl WTI in 2008 but the price decrease was off-set by the weakening of the Canadian dollar which averaged Cdn$1.14 per U.S. dollar during 2009 compared to Cdn$1.07 per U.S. dollar during 2008.

Benchmark oil prices for Q4 2009 increased 30% to an average of US$76.19 per bbl WTI from US$58.73 per bbl WTI in Q4 2008 but the price increase was off-set by the strengthening of the Canadian dollar which averaged Cdn$1.06 per U.S. dollar during Q4 2009 compared to Cdn$1.21 per U.S. dollar during Q4 2008.

Benchmark propane prices for 2009 decreased 42% to an average of US$33.90 per bbl from US$58.86 per bbl in 2008.  Benchmark propane prices for Q4 2009 increased 29% to an average of US$45.94 per bbl from US$35.61 per bbl in Q4 2008.

In Canada, AECO pricing decreased 51% averaging $3.74 per GJ during 2009 compared to $7.71 during 2008.  AECO pricing also decreased 33% averaging $4.26 per GJ during Q4 2009 compared to $6.34 during Q4 2008.

In the U.S., natural gas prices for 2009 on the NYMEX decreased 55% to an average of US$4.04 per mmbtu from US$8.93 per mmbtu in 2008.  Natural gas prices for Q4 2009 on the NYMEX decreased 37% to an average of US$4.27 per mmbtu from US$6.77 per mmbtu in Q4 2008.

Average Commodity Prices Received
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Oil (1) (Cdn$ per bbl)	69.81	53.02	32%	58.47	92.06	(36%)
NGL (Cdn$ per bbl)	41.63	52.84	(21%)	32.17	72.15	(55%)
Natural gas (Cdn$ per mcf)	4.01	7.12	(44%)	3.69	8.94	(59%)
Oil commodity contract settlements (Cdn$ per bbl)	1.02	30.54	(97%)	4.39	0.51	100%
Natural gas commodity contract settlements (Cdn$ per mcf)	0.22	0.88	(75%)	1.06	0.04	100%
Combined oil (1) (Cdn$ per bbl)	70.83	83.56	(15%)	62.86	92.57	(32%)
Combined natural gas (Cdn$ per mcf)	4.23	8.00	(47%)	4.75	8.98	(47%)
Total (2) (Cdn$ per boe)	42.04	60.62	(31%)	38.97	67.83	(43%)
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.
For 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 32% to $62.86 per bbl from $92.57 per bbl during 2008.  The average price received for NGLs in 2009 decreased 55% to $32.17 per bbl from $72.15 per bbl during 2008.  The average price received for natural gas in 2009, net of commodity contract settlements, decreased 47% to $4.75 per mcf from $8.98 per mcf during 2008.

For the three months ended December 31, 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 15% to $70.83 per bbl from $83.56 per bbl in Q4 2008.  For the three months ended December 31, 2009, the average price received for NGLs decreased 21% to $41.63 per bbl from $52.84 per bbl in Q4 2008.  The Q4 2009 average price received for natural gas, net of commodity contract settlements, decreased 47% to $4.23 per mcf from $8.00 per mcf in Q4 2008.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Oil	16,485	27,250	(40%)	63,765	124,021	(49%)
NGL	10,528	465	100%	25,313	2,536	100%
Natural gas	10,042	28,209	(64%)	51,428	128,711	(60%)
Revenue before mark-to-market adjustments (1)	37,055	55,924	(34%)	140,506	255,268	(45%)
Unrealized mark-to-market gain (loss) on commodity contracts	(1,271)	16,095	(108%)	(13,678)	20,229	(168%)
Oil and natural gas revenues	35,784	72,019	(50%)	126,828	275,497	(54%)
(1)  Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended December 31, 2009		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.
Oil	13,785	2,700	53,710	10,055
NGL	466	10,062	1,361	23,952
Natural gas	4,137	5,905	19,474	31,954
Revenue before mark-to-market adjustments (1)	18,388	18,667	74,545	65,961
Unrealized mark-to-market gain (loss) on commodity contracts	(1,159)	(112)	(12,896)	(782)
Oil and natural gas revenues	17,229	18,555	61,649	65,179
(1)	Non–GAAP measure.

Oil revenues for 2009 decreased 49% to $63.8 million from $124.0 million which was the result of a 32% decrease in the sales price for oil received and a 24% decrease in production volumes when compared the same period in 2008.  NGL revenues for 2009 increased significantly to $25.3 million from $2.5 million when compared to the same period in 2008 due to the new marketing contracts in Oklahoma which recognized the NGL portion which was extracted from the raw gas produced.  Natural gas revenues for 2009 decreased 60% to $51.4 million from $128.7 million during the same period in 2008 which was the result of a 47% decrease in the sales price of natural gas received and a 24% decrease in production volumes when compared to the same period in 2008.  The decrease in natural gas revenues is due to the lower natural gas prices in 2009 compared to 2008 and the new marketing contracts in Oklahoma recognizing the NGL production from the liquids rich raw gas produced.  The new marketing contracts in Oklahoma have given Enterra greater revenues due to the price recognition for NGLs extracted from the raw gas produced.  Natural gas prices are now primarily for the residual dry gas after NGLs have been removed.

Oil revenues for Q4 2009 decreased 40% to $16.5 million which was the result of a 29% decrease in production volumes and a 15% decrease in sales price received when compared to Q4 2008.  NGL revenues for the Q4 2009 increased significantly to $10.5 million from $0.5 million when compared to Q4 2008 due to the new marketing contracts in Oklahoma.  Natural gas revenues in Q4 2009 decreased 64% from Q4 2008 to $10.0 million which was the result of a 47% decrease in the sales price of natural gas received and a 33% decrease in production volumes when compared to Q4 2008.  The decrease in natural gas revenues is due to the lower natural gas prices in Q4 2009 compared to Q4 2008 and the new marketing contracts in Oklahoma recognizing the NGL production from the liquids rich raw gas produced.  The new marketing contracts in Oklahoma have given Enterra greater revenues due to the price recognition for NGLs extracted from the raw gas produced.  Natural gas prices are now primarily for the residual dry gas after NGLs have been removed.

For 2009, the unrealized mark-to-market loss on commodity contracts was $13.7 million compared to a gain of $20.2 million during the same period in 2008.  The unrealized mark-to-market loss on commodity contracts for 2009 was a result of the expiration of several commodity contracts during 2009 that were in place at the beginning of the year.  During 2009, the realized gain for commodity price contracts was $15.9 million compared to a gain of $1.9 million during 2008.

For Q4 2009, the unrealized mark-to-market loss on commodity contracts was to $1.3 million compared to a gain of $16.1 million during the same period in 2008.  The Q4 2009 unrealized mark-to-market loss on commodity contracts was mainly due to the increase for the price of oil.  During Q4 2009, the realized gain for commodity price contracts was $0.8 million compared to a gain of $13.1 million in Q4 2008.

COMMODITY CONTRACTS

Enterra has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Enterra’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this Enterra seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at December 31, 2009 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  Enterra deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.  The current commodity contracts held by Enterra all mature during 2010 and based on Enterra’s assessment the counterparties are believed to be creditworthy.

At December 31, 2009, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.71 (US$/mmbtu)	2,000 mmbtu	January 1, 2010 – March 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.36 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.50 ($/GJ)	2,000 GJ	January 1, 2010 – March 31, 2010
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

Enterra did not have any physical contracts outstanding as at December 31, 2009.

As at December 31, 2009 the above commodity contracts had a net mark-to-market asset position of $0.2 million which decreased $14.1 million from the December 31, 2008 balance of $14.3 million.  This change relates primarily to the expiration of several commodity contracts.

Enterra entered into the following commodity contracts after the end of 2009:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed (financial)	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed Sale (physical)	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties decreased in 2009 compared to 2008 due to lower commodity prices and changes in the Alberta royalty regime.  Under Alberta’s new royalty regime the oil crown royalty is more dependent on price and production volume rates and as a result the royalty as a percentage of revenue has decreased.  As a percentage of revenue before mark-to-market adjustments, royalties were 19% for 2009 and 23% for 2008.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Royalties	8,549	10,185	(16%)	26,570	58,350	(54%)
As a percentage of revenues	23%	18%		19%	23%
Royalties per boe ($)	9.70	11.04	(12%)	7.37	15.50	(52%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31, 2009		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.
Royalties	4,220	4,329	13,231	13,339
As a percentage of revenues	23%	23%	18%	20%
Royalties per boe ($)	11.73	8.29	8.21	6.69

During 2009, royalties decreased 54% to $26.6 million from $58.4 million in 2008 primarily as a result of the lower prices received for oil and natural gas.

During the three month period ended December 31, 2009, royalties decreased 16% to $8.5 million from $10.2 million in Q4 2008 primarily as a result of the lower price received for natural gas and a decrease in production during the course of the quarter.  Q4 2009 royalties increased 39% compared to Q3 2009 royalties of $6.1 million due to improving oil, NGL and natural gas prices in the fourth quarter of 2009.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Production expense	8,948	15,098	(41%)	39,659	55,123	(28%)
Non-cash gain (loss) from power contracts	89	20	100%	(449)	(157)	186%
Cash production costs	9,037	15,118	(40%)	39,210	54,966	(29%)
Production expense per boe ($)	10.15	16.37	(38%)	11.00	14.65	(25%)
Non-cash gain (loss) from power contracts per boe ($)	0.10	0.02	100%	(0.12)	(0.04)	100%
Cash production costs per boe ($)	10.25	16.39	(37%)	10.88	14.61	(26%)

For 2009, cash production costs decreased 26% to $10.88 per boe compared to $14.61 per boe in 2008.  The decrease in costs is primarily a result of Enterra concentrating on cost management and the decrease in costs for materials and services in the industry during 2009.

For the three months ended December 31, 2009, cash production costs decreased 37% to $10.25 per boe compared to $16.39 per boe in Q4 2008 due to Enterra’s focus on operating cost reduction and well optimization projects.  Q4 2009 cash production expenses on a per boe basis were higher by 20% compared to $8.56 per boe in Q3 2009 due to cost efficiencies during the first half of 2009 being realized in Q3 2009.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended December 31, 2009		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.
Cash production costs	6,175	2,862	24,322	14,888
Cash production costs per boe ($)	17.17	5.48	15.09	7.47

Canadian Operations

In Canada for 2009, cash production costs decreased by 32% to $24.3 million from $35.6 million during 2008 and on a per boe basis they decreased by 12% to $15.09 per boe versus $17.22 per boe during 2008.  Thirty percent of the decrease in production expenses per boe can be attributed to a decrease in costs for materials in the industry and 70% can be attributed to a focus on operating cost reduction and well optimization projects.

Q4 2009 cash production costs decreased by 29% to $6.2 million from $8.7 million in Q4 2008 on an overall cost basis and on a per boe basis they stayed relatively flat at $17.17 per boe versus $17.31 per boe in Q4 2008.  Q4 2009 production costs per boe were higher by 55% compared to Q3 2009 of $11.05 per boe due to cost efficiencies during the first half of 2009 being realized in Q3 2009.

U.S. Operations

In the U.S. for 2009, cash production costs decreased by 23% to $14.9 million from $19.4 million during 2008 and on a per boe basis they decreased by 35% to $7.47 per boe versus $11.42 per boe during 2008.  The decrease in production expenses per boe from 2008 is due to the 31% decrease in water production volumes due to natural water production declining, fewer wells being drilled during the year and a decrease in costs for materials and services in the industry.

Q4 2009 cash production costs decreased by 55% to $2.9 million from $6.4 million in Q4 2008 on an overall cost basis and on a per boe basis they decreased by 64% to $5.48 per boe versus $15.28 per boe in Q4 2008.  The decrease in production expenses per boe from Q4 2008 is due to fewer workovers performed in 2009 due to the lower commodity price environment.  Q4 2009 production costs per boe decreased by 19% compared to Q3 2009 production costs of $6.73 per boe due to fewer workovers performed.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Transportation expense	523	810	(35%)	2,519	3,215	(22%)
Transportation expense per boe ($)	0.59	0.88	(33%)	0.70	0.85	(18%)

For 2009, transportation costs decreased 18% to $0.70 per boe from $0.85 per boe in 2008.  Transportation expense has varied primarily due to changing industry costs over time.

For the three months ended December 31, 2009, transportation costs decreased 33% to $0.59 per boe from $0.88 per boe in Q4 2008.  Q4 2009 transportation expenses per boe also decreased 23% compared to $0.77 per boe in Q3 2009.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 1% in 2009 compared to 2008 on a total dollar basis and increased 4% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Gross G&A expense	5,137	4,807	7%	20,103	20,356	(1%)
Capitalized	(299)	(404)	26%	(1,153)	(1,593)	(28%)
Recoveries	(551)	(1,383)	(60%)	(3,243)	(2,905)	12%
G&A expense	4,287	3,020	42%	15,707	15,858	(1%)
G&A expense per boe ($)	4.86	3.27	49%	4.36	4.21	4%

For 2009, G&A costs were consistent with 2008 despite Enterra’s implementation of cost reduction plans due to non-recurring costs which were incurred during Q3 2009.  The increase in G&A on a per boe basis from 2008 was due to the 4% decrease in production from the prior year.

For the three months ended December 31, 2009, G&A costs were $4.86 per boe compared to $3.27 per boe in Q4 2008, a 49% increase primarily due to Q4 2008 having greater overhead recoveries.  Q4 2009 decreased by 2% from Q3 2009 costs of $4.97 per boe.

PROVISION/RECOVERY FOR RECEIVABLES

During 2009, Enterra recovered $2.1 million of an $8.5 million receivable that was fully provided for in 2008.  On July 22, 2008, SemGroup, a midstream and marketing company through which Enterra marketed a portion of its production, filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  In 2008, Enterra recorded a provision for receivables for the full amount owed by SemGroup which was a one time charge of $8.5 million.  In 2009, Enterra recovered $2.1 million of the previously written off amount from SemGroup and management does not anticipate to recover any further amounts.

INTEREST EXPENSE

Interest expense for 2009 was $11.5 million which was comprised of interest on long-term debt of $2.8 million and interest on convertible debentures of $11.6 million less interest income of $3.0 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Cash interest expense on long-term debt	713	1,288	(45%)	2,814	7,814	(64%)
Cash interest expense on convertible debentures	2,403	2,418	(1%)	9,719	9,726	0%
Cash interest income	(542)	(633)	(14%)	(2,960)	(2,350)	26%
Subtotal cash interest expense	2,574	3,073	(16%)	9,573	15,190	(37%)
Non-cash interest expense on long-term debt	-	2	(100%)	-	548	(100%)
Non-cash interest expense on convertible debentures	525	451	16%	1,888	1,728	9%
Total interest expense	3,099	3,526	(12%)	11,461	17,466	(34%)
Cash interest expense per boe on long-term debt ($)	0.81	1.40	(42%)	0.78	2.08	(63%)
Cash interest expense per boe on convertible debentures ($)	2.73	2.62	4%	2.70	2.58	5%
Cash interest income per boe ($)	(0.62)	(0.69)	(10%)	(0.82)	(0.62)	32%
Total cash interest expense per boe ($)	2.92	3.33	(12%)	2.66	4.04	(34%)

For 2009, interest expense on long-term debt decreased 64% to $2.8 million from $7.8 million in 2008 due to lower debt levels and declining Bank of Canada interest rates.

For the three months ended December 31, 2009, interest expense on long-term debt decreased 45% to $0.7 million from $1.3 million in Q4 2008 due to lower debt levels and declining Bank of Canada interest rates.  The interest on long-term debt decreased 36% compared to $1.1 million in Q3 2009 due to financing charges in Q3 2009 for the renegotiated credit facility.

Enterra’s long-term debt balance at December 31, 2009 was $70.0 million compared to $95.5 million at the end of 2008.  The average interest rate on long-term debt for 2009 was 3.12% and the rate as of March 25, 2010 is approximately 3.48%.

The cash interest expense on convertible debentures for the year and three months ended December 31, 2009 was comparable to the same periods in 2008.

Interest income for 2009 increased 26% to $3.0 million from $2.4 million in 2008.  Interest income for Q4 2009 decreased 14% to $0.5 million from $0.6 million in Q4 2008 and decreased 25% compared $0.7 million in Q3 2009.  The changes in interest income are due to the changing balances of the long-term receivables during the periods.

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Gross unit-based compensation expense	690	1,057	(35%)	3,843	4,819	(20%)
Capitalized	(1)	(112)	(99%)	(263)	(404)	(35%)
Unit-based compensation expense	689	947	(27%)	3,580	4,415	(19%)
Unit-based compensation expense per boe ($)	0.78	1.03	(24%)	0.99	1.17	(15%)

For 2009, non-cash unit-based compensation expense was $3.6 million compared to $4.4 million in 2008.  The 2009 non-cash unit-based compensation expense has decreased compared to 2008 due to restricted units that were issued at a higher grant price in previous years that are no longer being expensed as they have vested.

For the three months ended December 31, 2009, non-cash unit-based compensation expense was $0.7 million compared to $0.9 million in Q4 2008 and $0.7 million in Q3 2009.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
DD&A	19,597	25,821	(24%)	86,877	99,377	(13%)
DD&A per boe ($)	22.23	27.99	(21%)	24.10	26.40	(9%)

For 2009, DD&A expenses decreased 13% to $86.9 million compared to $99.4 million in 2008.  The decrease in DD&A expenses is caused by the reduced property, plant and equipment amounts primarily as a result of asset dispositions in the first half of 2008 and increased proved reserves from the recognition of NGL volumes due to the revised midstream contracts.

For the three months ended December 31, 2009, DD&A expenses decreased by 24% to $19.6 million compared to $25.8 million in Q4 2008 and decreased by 3% from $20.2 million in Q3 2009.  The decrease in DD&A expenses in Q4 2009 compared to Q4 2008 is caused by the increase in proved reserves from the recognition of NGL volumes due to the revised midstream contracts.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at December 31, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For 2009, the combined realized and unrealized foreign exchange was a loss of $1.4 million compared to a loss of $1.3 million in 2008.  This is a result of the strengthening Canadian dollar in 2009 compared to 2008.
The foreign exchange sensitivity in note 12 of the financial statements indicates that for every $0.02 weakening of the Canadian dollar relative to the U.S. dollar, the benefit to Enterra is $0.1 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on Enterra.

TAXES

The future income tax reduction for the year ended December 31, 2009 was $17.6 million compared to a future tax expense of $4.5 million in the prior year mainly due to the change in the net income (loss).  The federal and provincial statutory rate was 29.2% at December 31, 2009 compared to an effective tax rate of 29.9% and a tax rate applied to temporary differences of 29.4%.

In determining its taxable income, Enterra Energy Corp. ("the Corporation”), a wholly owned subsidiary of the Trust deducts interest payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil.  Under the Corporation’s policy, at the discretion of the Board of Directors, funds can be withheld from distributions to fund future capital expenditures, repay debt or other purposes.   In the event withholdings increase sufficiently, the Corporation could become subject to taxation on a portion of its income in the future.  This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.  The corporate subsidiaries of the Trust are subject to tax if deductions are inadequate to reduce taxable income to zero.

On October 31, 2006 the Canadian Minister of Finance announced certain changes to the taxation of publicly traded trusts (“Bill C-52”).  Bill C-52, the Budget Implementation Act 2007 received its third reading and was substantively enacted on June 12, 2007.  Bill C-52 applies to a specified investment flow-through (“SIFT”) trust and will apply a tax at the trust level on distributions of certain income from such SIFT trusts at a rate of tax comparable to the combined federal and provincial corporate tax rate.  These distributions will be treated as dividends to the unitholders.  The Trust constitutes a SIFT and as a result, the Trust and its unitholders will be subject to Bill C-52.

On January 18, 2010, Enterra Energy Trust announced that the Board of Directors of Enterra Energy Corp., on behalf of the Trust, unanimously approved the conversion of the Trust to a corporation to be named Equal Energy Ltd (“Equal”).  The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders present in person or by proxy in a duly convened special meeting of the Trust’s unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are scheduled to be in place by late May 2010.

Post conversion, the SIFT rules will not apply to Equal.  To the extent Equal has taxable income, such income will be taxable at the applicable federal and provincial corporate tax rates at that time.

NET INCOME/LOSS

For 2009, the loss was $41.3 million (loss of $0.65 per trust unit) compared to net income of $7.1 million (net income of $0.11 per trust unit) for 2008.  The loss during the year is mainly due to decreases in the prices for oil and natural gas which was offset by lower royalties, production expenses, transportation and cash interest expense.

For Q4 2009, the loss was $8.9 million (loss of $0.14 per trust unit) compared to net income of $5.9 million (net income of $0.10 per unit) in Q4 2008.  The loss during Q4 2009 is mainly due to decreases in the prices for oil and natural gas which was offset by lower royalties, production expenses, transportation and cash interest expense.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Enterra.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Net income (loss)	(8,939)	5,907	(41,282)	7,061
Future income taxes (reduction)	9	7,629	(17,594)	4,487
Foreign exchange loss (gain)	850	(589)	1,159	1,279
Depletion, depreciation and accretion	19,597	25,821	86,877	99,377
Non-cash interest expense	525	456	1,888	2,276
Unit based compensation expense	689	947	3,580	4,415
Unrealized mark-to-market loss (gain) on commodity contracts	1,182	(15,974)	14,127	(20,072)
Provision for non-recoverable receivables	(2,110)	(561)	(2,110)	8,522
Funds from operations	11,803	23,636	46,645	107,345
Total volume (mboe)	882	922	3,605	3,764
Cash flow netback (non-GAAP) ($ per boe)	13.38	25.64	12.94	28.52

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Cash provided by operating activities	22,853	21,743	55,638	91,560
Changes in non-cash working capital items	(10,516)	1,746	(9,416)	5,492
Asset retirement costs incurred	1,576	708	2,533	1,771
Provision for non-recoverable receivables	(2,110)	(561)	(2,110)	8,522
Funds from operations	11,803	23,636	46,645	107,345

In 2009, funds from operations decreased by 57% from 2008 mainly as a result of lower commodity prices for oil and natural gas.  Q4 2009 fund from operations decreased by 50% due to the changes in non-cash working capital items.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the existing credit facility at the time, Enterra was restricted from paying distributions while it had its second-lien facility in place which was terminated at Enterra’s option in June 2009.  No distributions were paid in 2008 and 2009.

Enterra continues to assess how cash flows generated from operations are used.  In light of the current economic uncertainty, Enterra has deferred portions of its capital spending and has increased its cash position and reduced debt.  Enterra has maintained a conservative approach in 2009 and during 2010 will assess how to best allocate cash between capital spending and debt repayment.  On January 18, 2010, Enterra announced that it would convert to a growth oriented exploration and production company under the name Equal Energy Ltd.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash and trust units in lieu of cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Capital expenditures	4,815	10,944	(56%)	22,206	32,891	(32%)
Acquisition funded by trust unit issuance	-	-	-	2,720	-	100%
Capital expenditures to be recovered (1)	103	6,682	(98%)	1,744	19,976	(91%)
Amounts recovered under agreement	(2,592)	(1,847)	40%	(11,004)	(5,049)	118%
Total	2,326	15,779	(85%)	15,666	47,818	(67%)
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During 2009, Enterra’s net capital expenditures were $15.7 million.

Enterra spent $22.2 million in gross capital expenditures for both Canada and the U.S and issued $2.7 million in trust units in lieu of cash.  Expenditures in Canada totaled $9.1 million.  The major components of these expenditures include:
•	$3.6 million on land and seismic acquisitions;
•	$2.0 million related to wells, drilling and workovers;
•	$1.9 million on facilities and other equipment maintenance and;
•	$1.6 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. for which Enterra is solely responsible were $13.1 million and $2.7 million in trust units in lieu of cash of which the major expenditures include:
•	$5.2 million on acquisitions of land for future development in Oklahoma;
•	$6.3 million acquiring additional working interest in wells from non-operated working interest partners plus $2.7 million in trust units in lieu of cash ;
•	$1.1 million on capital enhancements and;
•	$0.5 million on inventory and other assets.

During 2009, Enterra spent a total of $1.7 million related to a farmout and capital recovery agreement whereby Enterra recovers infrastructure costs incurred from a joint venture partner.  Infrastructure costs incurred in the U.S. under the capital recovery agreement were billed to the joint venture partner as the projects had reached the necessary stage of completion and became recoverable over a three-year period as specified in the agreement.  Interest is charged on the outstanding balance at 12% per annum and during 2009 $2.9 million in interest was received under this agreement.

During the year ended December 31, 2009, Enterra received a total of $11.0 million of principal repayments under the capital recovery agreement.

On July 28, 2009, Enterra acquired additional working interests in certain properties in the Hunton area from non-operated working interest partners.  The combined consideration for the transaction was cash and cash equivalents of US$6.0 million and 2.0 million trust units for approximately 270 boe per day of production at the time of acquisition.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

BUSINESS RISKS

The disclosures under this heading should be read in conjunction with Note 12 to the consolidated financial statements.

In the current volatile economic and financial market conditions, Enterra continually assesses its risks and manages those risks to the best of its abilities.  Enterra is exposed to normal market risks inherent in the oil and natural gas business, including commodity prices, credit risk, financing risk, reserve estimates, foreign currency rates, acquisitions and environmental risk.  From time to time, Enterra attempts to mitigate its exposure to these risks by using commodity contracts and by other means.  These risks are described in more detail in Enterra’s annual filings with securities regulatory authorities.

Commodity Prices

Commodity price fluctuations are among Enterra’s most significant exposures.  Crude oil prices are influenced by worldwide factors such as supply and demand fundamentals, OPEC actions and political events.  Natural gas prices are influenced by oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports.  In accordance with policies approved by the Board of Directors, Enterra, from time to time, manage these risks through the use of fixed physical contracts, swaps, collars or other commodity contracts.  For a summary of outstanding oil and natural gas contracts, please refer to “Commodity Contracts” in this MD&A and in Note 12 to the consolidated financial statements.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations.  The receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk.  The Trust continues to assess the strength of its counterparties and tries to do business with high quality companies with substantial assets.  The counter parties on the commodity contracts are generally large well financed companies and all new contracts are being executed with only the strongest of these companies to manage the exposure from counterparty risk.  Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited. The Trust believes that the financial strength of its Bank syndicate, which consists of the Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California, appears to be relatively strong and has confirmed their commitment to Enterra and has provided assurance that they have not been unduly impacted by the recent turmoil in credit markets.

Financing Risk

Enterra currently maintains a portion of its debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates.  In January 2010, Enterra’s Bank Syndicate completed a borrowing base review and reaffirmed the borrowing base of $110.0 million.  The borrowing base was set based on Enterra’s oil, NGL and natural gas reserves using the Bank Syndicate’s future commodity price deck at the time of review.  Enterra’s syndicate of lenders, consisting of Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California have confirmed their commitment to Enterra and have indicated that they have not been unduly impacted by the recent turmoil in credit markets.

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Reserve Estimates

The reserves information contained in Enterra’s independent reserve evaluations are only estimates.  The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserve evaluators.  The reserve reports were prepared using certain commodity price assumptions.  If lower prices for oil, NGLs and natural gas are realized by Enterra and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for Enterra’s reserves as well as the amount of Enterra’s reserves would be reduced and the reduction could be significant.

Foreign Currency Rates

Enterra’s U.S. operations accounted for 55% of Enterra’s total 2009 production; therefore, fluctuations in the U.S. dollar to Canadian dollar exchange rate will impact the Trust’s revenues due to the Trust translating the revenues from the U.S. operations into Canadian dollars.  The Trust also has commodity contracts denominated and settled in U.S. dollars.

Acquisitions

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management.  These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, NGLs and natural gas, future prices of oil, NGLs and natural gas and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves.  Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and Enterra.  In particular, changes in the prices of and markets for oil, NGLs and natural gas from those anticipated at the time of making such assessments will affect the value of the units.  In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests.  Actual reserves could vary materially from these estimates.  Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

Environmental

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Enterra or its working interests.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Enterra.  There is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.  Additionally, the potential impact on the Trust’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed.

Liquidity Risk

Liquidity risk is the risk that Enterra is unable to meet its financial liabilities as they come due.  Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met.  In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other commodity contracts to increase the predictability of minimum levels of cash flow from operating activities.  Additional information on specific instruments is discussed below in the Liquidity and Capital Resources section and in Note 12 to the consolidated financial statements.

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total
Long-term debt (1)	-	70,000	-	-	70,000
Interest on long-term debt (2)	2,275	1,138	-	-	3,413
Convertible debentures	-	80,210	39,648	-	119,858
Interest on convertible debentures	9,688	9,688	1,635	-	21,011
Accounts payable & accrued liabilities	27,997	-	-	-	27,997
Commodity contracts	755	-	-	-	755
Office leases (3)	1,608	2,139	453	538	4,738
Vehicle and other operating leases	306	146	18	-	470
Total obligations	42,629	163,321	41,754	538	248,242
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.25% (the rate on December 31, 2009).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.1 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  Enterra’s future oil and natural gas production is highly dependent on its success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  Enterra finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  Enterra believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2010.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  Enterra will monitor commodity prices and adjust the 2010 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, Enterra’s ability to make the necessary development expenditures and acquisitions to maintain or expand its asset base may be impaired.

Enterra’s improved cash position and available credit facility will enable Enterra to address the current economic uncertainties and management is confident in its ability to manage through this cycle. Management believes that funds from operations are sufficient to meet its 2010 capital expenditure program and make required interest payments.

Enterra’s capital structure at December 31, 2009 is as follows:

	December 31, 2009		December 31, 2008
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	70,000	24%	95,466	47%
Working capital (1) excluding long-term debt	(28,554)	(10%)	(23,767)	(12%)
Long-term receivable	(5,491)	(2%)	(19,310)	(9%)
Net debt	35,955	12%	52,389	26%
Convertible debentures	114,863	39%	113,420	56%
Trust units issued, at market (2)	141,499	49%	38,341	18%
Total capitalization	292,317	100%	204,150	100%
(1)	Working capital excludes commodity contracts and future income taxes.
(2)	The weighted average price of Enterra’s trust units on December 31, 2009 was $2.18 per unit (December 31, 2008 – $0.62 per unit).
Long-term Debt

At December 31, 2009, Enterra’s long-term debt was $70.0 million a decrease of $25.5 million from $95.5 million at December 31, 2008.  Enterra has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $110.0 million which was reaffirmed by the banking syndicate in January 2010.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	December 31, 2009	December 31, 2008
Interest coverage (1):
Cash flow over the prior four quarters	61,288	116,911
Interest expenses over the prior four quarters	12,533	18,088
Interest coverage ratio	4.89 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency has decreased from the beginning of the year due to Enterra’s reduction in expenditures and focus on debt reduction during 2009.

Enterra’s working capital excluding long-term debt increased by $4.8 million mainly due to an increase in cash of $6.0 million, a decrease in accounts payable of $10.0 million, an increase in the current portion of the long term receivable of $0.5 million which were offset by a decrease in accounts receivable of $11.7 million.

	As at
Working Capital (in thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Working capital (deficiency)(1)	28,554	(71,699)
Working capital(1) excluding long-term debt	28,554	23,767
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Receivable

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner paid 100% of the drilling and completion costs to earn 70% of Enterra’s interest in each well and Enterra was required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  These infrastructure costs were recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the receivables is recorded as a reduction in interest expense.  A director of Enterra who previously owned less than 2% of the outstanding shares of JV Partner no longer has any ownership interest in JV Partner.

In December 2009 Enterra delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Partner.  JV Partner was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Enterra but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Enterra owns undeveloped land of approximately 41,600 acres which had been subject to the farm-out agreement which it now plans to drill on its own or with another suitable partner.  If amounts owing under the long-term receivable are not recovered from JV Partner, then the balance owing will be reclassified to the property, plant and equipment, net of impairment, if any, as the receivable relates to infrastructure assets which are majority owned and operated by Enterra.  A fee will be charged to JV Partner for use of the infrastructure assets upon termination of the existing arrangement as a capital recovery fee against production from the producing wells.  The recovery of this fee has been secured by placing liens against the producing wells.  It is anticipated that the recovery of the costs will come from production revenues on these wells or other legal remedies.

As at December 31, 2009, a total of $16.7 million, split between $11.2 million of current receivables and $5.5 million of long-term receivables (December 31, 2008 – $10.8 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra that are due from JV Partner.

For the year ended December 31, 2009, $2.7 million of interest income was earned on the long-term receivables from JV Partner (2008 – $1.7 million) and $11.0 million of principal payments have been received (2008 – $5.0 million).  For the year ended December 31, 2009, $1.7 million in new capital expenditures were made by Enterra that are expected to be recovered under the farm-out agreement (2008 – $20.0 million).

Convertible Debentures

As at December 31, 2009, Enterra had convertible debentures outstanding with a face value of $119.9 million.  During Q2 2009, Enterra made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% and 8.00% convertible debentures.  In accordance with the normal course issuer bid, Enterra has repurchased it $0.2 million in face value of its convertible debentures.  The normal course issuer bid is effective until May 31, 2010.

The debentures have the following conversion prices:
•
ENT.DB – $9.25.  Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units.  Mature on December 31, 2011.  During 2009 and 2008, there was no conversion of ENT.DB convertible debentures.

•
ENT.DB.A – $6.80.  Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units.  Mature on June 30, 2012.  During 2009, $0.3 million in face value of the ENT.DB.A convertible debentures were converted into Enterra trust units (2008 – nil).

As at December 31, 2009, Enterra had 64.9 million trust units outstanding.  If all the outstanding convertible debentures were converted into units at their respective conversion prices, a total of 79.4 million trust units would be outstanding.

SUBSEQUENT EVENT

On January 18, 2010, Enterra Energy Trust announced that the Board of Directors of Enterra Energy Corp., on behalf of the Trust, unanimously approved the conversion of the Trust to a corporation to be named Equal Energy Ltd.  The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders present in person or by proxy in a duly convened special meeting of the Trust’s unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are scheduled to be in place by late May 2010.

On January 28, 2010, Enterra entered into a definitive purchase and sale agreement to acquire reserves and an interest in the Caroline Swan Hills Gas Unit # 1 and associated processing facilities. The acquisition closed on March 8, 2010. The acquisition increases the Trust’s reserves by approximately 830 mboe liquids rich gas reserves on a proved plus probable basis (2.6% of current proven plus probable reserves). The purchase price was $12.7 million with adjustments to the effective date of the transaction which was November 1, 2009.

RESERVES AND PRESENT VALUE SUMMARY

Enterra complies with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures.

Proved Reserves (P90) - For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Reserve volumes and values at December 31, 2009 are based on the interest in total proved and probable reserves prior to royalties as defined in NI 51-101.  Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case").  As such, the probable reserves reported are already "risked."

The reserves have been evaluated by independent engineers each year.  McDaniel and Associates Consultants Ltd. ("McDaniel") independently evaluated the Canadian reserves as at December 31, 2009 and 2008 and Haas Petroleum Engineering Services, Inc. (“Haas”) evaluated the Oklahoma reserves as at December 31, 2009 and 2008.  The independent engineers used the following future price forecasts in order to evaluate Enterra’s reserves as of December 31, 2009.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMBtu)	Henry Hub ($U.S./Mmbtu)	Foreign Exchange Rate (US$/CAD)
2010	80.00	83.20	6.05	6.05	0.950
2011	83.60	87.00	6.75	6.90	0.950
2012	87.40	91.00	7.15	7.30	0.950
2013	91.30	95.00	7.45	7.70	0.950
2014	95.30	99.20	7.80	8.15	0.950
2015	99.40	103.50	8.15	8.50	0.950
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.950

Reserve Continuity - Oil and Gas (mboe)
	Proved	Probable	Total
December 31, 2007	21,489	8,770	30,259
Discoveries and extensions	955	526	1,481
Purchases	6	2	8
Dispositions	(2,659)	(1,128)	(3,787)
Production	(3,764)	-	(3,764)
Revision of prior estimates	3,457	(955)	2,502
December 31, 2008	19,484	7,215	26,699
Discoveries and extensions	128	31	159
Purchases	860	45	905
Dispositions	-	-	-
Production	(3,605)	-	(3,605)
Revision of prior estimates	5,338	1,569	6,907
December 31, 2009	22,205	8,860	31,065

Total reserves increased by 16% from 26,699 mboe at the end of 2008 compared to 31,065 mboe by the end of the year.  The increase in the reserves is due to new wells drilled, acquisitions and positive revisions to the reserve estimates.  The main factors contributing to the positive revisions were the recognition of the NGL volumes due to the new marketing contracts in Oklahoma, increasing NGL yields from the Hunton assets, the reduced operational costs and improved reservoir performance.

Proved reserves increased by 14% from December 31, 2008 to December 31, 2009 which was mainly the result of positive revisions of the reserve estimates of 5,338 mboes which exceeded the amount produced during 2009 of 3,605 mboes.  The revisions of the reserve estimates also increased the probable reserves by 23% from December 31, 2008 to December 31, 2009.

Finding costs incurred over the last three years are highlighted below, along with the recycle ratios for each year.  Management uses the recycle ratio as a measure performance.  It is calculated by dividing the operating netback per boe of production by the cost per boe of finding and developing reserves.  A recycle ratio of one is considered a “break even point”, indicating that the cash flow from a unit of production is equal to the cost of finding and developing a unit of reserves.

Under NI 51-101, the methodology to be used to calculate finding, development and acquisition costs (“FD&A”), includes incorporating changes in future development costs (“FDC”) required to bring the proved undeveloped and probable reserves to production.  For continuity the Trust has presented FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Finding Development & Acquisition Costs and Recycle Ratio
	Years Ended December 31			3-Year
(in $/boe, except for capital expenditures, FDC and reserves which are in thousands)	2009	2008	2007	Average
Capital expenditures (excluding ARO)	24,926	32,891	88,323	48,713
Future Development Costs Proved	65,083	2,967	34,224	34,091
Proved Plus Probable	101,078	16,771	49,268	55,706
Reserves (1)
Proved reserves added in the year (mboe)	6,326	4,418	5,276	5,340
Probable reserves added in the year (mboe)	1,645	(427)	2,805	1,341
Proved plus probable reserves added in the year (mboe)	7,971	3,991	8,080	6,681

FD&A costs (excluding FDC)
Proved reserves ($/boe)	3.94	7.44	16.74	9.12
Proved plus probable reserves ($/boe)	3.13	8.24	10.93	7.29

FD&A costs (including FDC)
Proved reserves ($/boe)	14.23	8.12	23.23	15.51
Proved plus probable reserves ($/boe)	15.81	12.44	17.03	15.63

Recycle ratios
Operating netbacks ($/boe) (2)	20.02	36.87	25.15	27.35
Operating recycle ratio (based on proved plus probable reserves excluding FDC’s) ($/boe)	6.40	4.47	2.30	3.75
Corporate netbacks ($/boe) (3)	12.94	28.52	16.02	19.16
Corporate recycle ratio (based on proved plus probable finding costs excluding FDC’s) ($/boe)	4.14	3.46	1.47	2.63
(1)	Includes revisions and acquisitions.
(2)	Operating netbacks are production revenue less royalties and operating expenses.
(3)	Corporate netbacks are production revenue less royalties, operating expenses, G&A, interest expense and other cash costs.

Finding costs and recycle ratios are non-GAAP financial measures that may not be comparable to similar measures presented by other entities.

Enterra’s proved plus probable FD&A excluding FDC costs decreased by 76% from $8.24 per boe to $3.13 per boe.  This was primarily a result of the recognition of the NGL volumes due to the new marketing contracts in Oklahoma, increasing NGL yields from Hunton gas with time, the reduced operational costs and improved reservoir performance.

Enterra Energy Trust - Estimated Petroleum and Natural Gas Reserves and Net Present Value
December 31, 2009 (NPV in millions)
	Light/					Net Present Value
	Medium	Heavy		Natural		Before Income Tax ($)
	Oil	Oil	NGL	Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	0%	5%	10%
Canadian Assets
Proved Producing	1,679	571	78	14,200	4,695	127,679	111,710	99,954
Proved Non-Producing	-	-	39	5,277	919	7,582	6,531	5,712
Proved Undeveloped	8	120	1	74	141	2,557	2,249	1,988
Total Proved	1,687	691	118	19,551	5,755	137,818	120,490	107,654
Total Probable	848	358	81	16,457	4,029	99,188	72,430	55,426
Total Proved & Probable	2,535	1,049	199	36,008	9,784	237,006	192,920	163,080
United States Assets
Proved Producing	603	-	5,500	33,657	11,713	340,023	255,069	202,970
Proved Non-Producing	48	-	194	1,794	541	12,175	9,226	7,213
Proved Undeveloped	5	-	1,775	14,503	4,197	50,934	24,106	7,539
Total Proved	656	-	7,469	49,954	16,451	403,132	288,401	217,722
Total Probable	26	-	2,126	16,072	4,830	139,398	95,660	69,221
Total Proved & Probable	682	-	9,595	66,026	21,281	543,530	384,061	286,943
Consolidated Assets
Proved Producing	2,282	571	5,578	47,857	16,408	467,702	366,779	302,924
Proved Non-Producing	48	-	233	7,071	1,460	19,757	15,757	12,924
Proved Undeveloped	13	120	1,776	14,577	4,338	53,491	26,355	9,527
Total Proved	2,343	691	7,587	69,505	22,206	540,950	408,891	325,377
Total Probable	874	358	2,207	32,529	8,859	238,586	168,090	124,647
Total Proved & Probable	3,217	1,049	9,794	102,034	31,065	779,536	576,981	450,024
(1)	The U.S. reserve report was converted to Canadian dollars using the McDaniel and Associates January 1, 2010 foreign exchange forecast.

TRUST UNIT INFORMATION

Enterra is capitalized through a combination of trust units and convertible debt.  Enterra also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	March 25, 2010	December 31, 2009	December 31, 2008
Trust units	65,164,760	65,102,689	62,158,987
Trust unit options	2,702,000	706,000	1,042,000
Restricted units	1,966,515	1,604,325	2,279,786
Performance units	-	-	174,398
8.0% Convertible debentures ($1,000 per debenture)	80,210	80,210	80,331
8.25% Convertible debentures ($1,000 per debenture)	39,648	39,648	40,000

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2009, an internal evaluation was carried out of the effectiveness of Enterra’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Enterra files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by Enterra in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to Enterra’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of Enterra’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.  The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management concluded that Enterra’s internal control over financial reporting was effective as of December 31, 2009.  The effectiveness of Enterra's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm.  No changes were made to Enterra's internal control over financial reporting during the year ending December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

CHANGES IN ACCOUNTING POLICIES

Effective December 31, 2009, Enterra adopted CICA issued amendments to Handbook Section 3862 “Financial Instruments – Disclosures”.  The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments.  Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels.  Refer to Note 12 Risk Management for enhanced fair value disclosures and liquidity risk disclosures.  The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS.

The CICA issued Handbook Section 1582 "Business Combinations" that replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date.  Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price.  This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled.  Currently, standards require only contingent liabilities that are payable to be recognized.  The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-current assets in the purchase price allocation.  This standard applies prospectively to business combinations on or after January 1, 2011 with earlier application permitted.  Enterra is currently assessing the impact of the standard.

The CICA issued Handbook Sections 1601 "Consolidated Financial Statements", and 1602 "Non-controlling Interests", which replaces existing guidance under Section 1600 "Consolidated Financial Statements".  Section 1601 establishes standards for the preparation of Consolidated Financial Statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in Consolidated Financial Statements subsequent to a business combination.  These standards will be effective for Enterra for business combinations occurring on or after January 1, 2011, with early application permitted.  Enterra is currently assessing the impact of the standards.

International Financial Reporting Standards

In 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

Enterra has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  Enterra has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Enterra has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Enterra’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Enterra is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.  Management has not yet finalized its accounting policies and as such, is unable to quantify the impact of adopting IFRS.  In addition, changes to IFRS and International Accounting Standards prior to Enterra’s adoption of IFRS may affect management’s decision on the accounting policies that Enterra will adopt.

During the implementation phase, Enterra will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  Enterra will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations. At this time, Enterra has identified key differences that will impact the financial statements as follows:

•
Re-classification of exploration and evaluation (“E&E”) expenditures from property, plant and equipment (”PP&E”) – Upon transition to IFRS, Enterra will re-classify all E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet.  This will consist of the book value for Enterra’s undeveloped land that relates to exploration properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for PP&E assets – Upon transition to IFRS, Enterra has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Enterra has not concluded at this time which method for calculating depletion will be used.

•
Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the   cash generating unit level which is expected to be at a more detailed level than the current Canadian and U.S. full cost pools.

•	Share-based payments are expensed based on a graded vesting schedule (currently Enterra applies straight line amortization).
•
Discount rates used in calculating the asset retirement obligation are currently under review by the IASB as there is diversity in practice when selecting a rate.  Future changes to the standards and further interpretations of the guidance could lead to a material change in this provision upon adoption of IFRS.

Enterra will disclose additional information on the impact of the changes throughout 2010.  Any amendments to existing IFRS standards or implementation of new IFRS standards could lead to additional changes.

CRITICAL ACCOUNTING ESTIMATES

Enterra has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Enterra’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that Enterra expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

Enterra has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Enterra leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Enterra staff to make the best decisions possible and ensuring those decisions are in compliance with Enterra’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

ANNUAL 2009 REPORT

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

ANNUAL 2009 REPORT